Exhibit 99.1

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Financial Position

As at	March 31, 2012	December 31, 2011
(Cdn$ thousands, unaudited)

Assets
Current assets
Accounts receivable	$27,310	$34,209
Prepaid expenses and deposits	3,425	3,891
Marketable securities	2,219	3,282
Derivatives (note 8)	26,147	12,604
Assets held for sale (note 3)	91,312	20,325
	150,413	74,311

Derivatives (note 8)	355	7,692
Property, plant and equipment (note 4)	683,401	827,928
Exploration and evaluation (note 5)	106,221	106,763
	789,977	942,383
Total assets	$940,390	$1,016,694

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$41,106	$53,316
Share based payment liability	610	664
Convertible debentures	74,585	74,250
Derivatives (note 8)	4,531	6,841
Liabilities associated with assets held for sale (note 3)	49,244	4,843
	170,076	139,914

Derivatives (note 8)	8,877	10,865
Long term bank debt (note 6)	90,555	130,062
Senior notes	146,769	146,634
Convertible debentures	149,665	149,020
Gas storage obligation (note 3)	–	41,630
Gas over bitumen royalty obligation	74,432	74,705
Decommissioning obligations	234,453	242,860
Deferred tax liability (note 3)	–	3,753
	704,751	799,529
Total liabilities	874,827	939,443

Equity
Common shares	1,254,365	1,254,273
Equity component of convertible debentures	13,988	13,988
Contributed surplus	16,756	15,496
Deficit	(1,219,546)	(1,206,506)
Total equity	65,563	77,251
Total liabilities and equity	$940,390	$1,016,694

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended March 31,
	2012	2011
(Cdn$ thousands, except per share amounts, unaudited)

Revenue
Oil and natural gas	$51,197	$60,900
Royalties	(3,618)	(2,921)
	47,579	57,979
Change in fair value of commodity price derivatives (note 8)	23,697	(3,099)
Gas over bitumen	1,013	1,353
	72,289	56,233
Expenses
Production and operating	21,926	21,074
Transportation	2,139	2,877
Exploration and evaluation (note 5)	2,488	5,058
General and administrative	8,166	7,818
Loss on dispositions of property, plant and equipment (note 4)	14,132	4,965
Depletion and depreciation (note 4)	28,061	28,749
	76,912	70,541
Loss from operating activities	(4,623)	(14,308)

Financial items
Unrealized loss (gain) on gas storage obligation derivative	(2,576)	2,744
Loss (gain) on marketable securities	(1,057)	1,340
Interest on convertible debentures	5,019	4,905
Interest on senior notes	3,407	539
Interest on debt	1,780	2,023
Accretion on decommissioning obligations	1,333	1,970
	7,906	13,521
Loss before income tax	(12,529)	(27,829)

Deferred income tax expense (benefit)	511	(569)
Net loss and comprehensive loss	(13,040)	(27,260)

Loss per share
Basic and diluted (note 9)	$(0.09)	$(0.18)

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Changes in Equity

	Common Shares	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2012	$1,254,273	$13,988	$15,496	$(1,206,506)	$77,251
Net loss	–	–	–	(13,040)	(13,040)
Common shares issued - Restricted Rights Plan	92	–	(92)	–	–
Share based compensation expense	–	–	1,317	–	1,317
Share based payment liability	–	–	35	–	35
Balance at March 31, 2012	$1,254,365	$13,988	$16,756	$(1,219,546)	$65,563

	Common Shares	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2011	$1,257,462	$13,988	$9,868	$(1,078,281)	$203,037
Net loss	–	–	–	(27,260)	(27,260)
Dividends to shareholders	–	–	–	(13,347)	(13,347)
Common shares issued - Restricted Rights Plan	16	–	(16)	–	–
Common shares issued - Share Option Plan	146	–	(146)	–	–
Issue fees incurred	(8)	–	–	–	(8)
Share based compensation expense	–	–	1,309	–	1,309
Share based payment liability	–	–	(75)	–	(75)
Balance at March 31, 2011	$1,257,616	$13,988	$10,940	$(1,118,888)	$163,656

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2012	2011
(Cdn$ thousands, unaudited)

Cash flows from operating activities

Net loss	$(13,040)	$(27,260)
Adjustments to add (deduct) non-cash items:
Change in fair value of commodity price derivatives	(18,167)	4,099
Exploration and evaluation	1,454	2,413
Share based compensation	1,298	1,309
Loss on disposition of property, plant and equipment	14,132	4,965
Depletion and depreciation	28,061	28,749
Unrealized loss (gain) on gas storage obligation derivative	(2,576)	2,744
Loss (gain) on marketable securities	(1,057)	1,340
Interest expense on convertible debentures	980	896
Interest expense on senior notes	135	–
Accretion on decommissioning obligations	1,333	1,970
Deferred income tax expense (benefit)	511	(569)
Gas over bitumen royalty obligation adjustments	1,060	1,344
Gas over bitumen royalty obligation adjustments not yet received	(1,333)	(385)
Expenditures on decommissioning obligations	(893)	(1,106)
Change in non-cash working capital (note 7)	1,154	(5,363)
Net cash from operating activities	13,052	15,146

Cash flows from financing activities

Change in bank debt	(40,263)	(117,425)
Senior notes issued net of issue fees	–	146,343
Gas storage arrangement receipt net of issue fees	–	9,909
Dividends to shareholders	–	(13,347)
Common share issue fees	–	(8)
Change in non-cash working capital (note 7)	972	(2,399)
Net cash from (used in) financing activities	(39,291)	23,073

Cash flows from investing activities

Acquisitions	(837)	(209)
Capital expenditures	(30,685)	(54,619)
Proceeds on dispositions (note 4)	63,390	8,545
Proceeds on sale of marketable securities	2,120	–
Change in non-cash working capital (note 7)	(7,749)	8,064
Net cash from (used in) investing activities	26,239	(38,219)

Change in cash	–	–
Cash, beginning of period	–	–
Cash, end of period	$–	$–

Interest paid	$11,962	$6,285
Taxes paid	$–	$–

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.	REPORTING ENTITY

Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is a corporation domiciled in Canada. The address of the Corporation’s registered office is 3200, 605 – 5 Avenue S.W., Calgary, Alberta. The condensed interim consolidated financial statements of the Corporation as at and for the three months ended March 31, 2012 comprise the Corporation and its subsidiaries.

Perpetual is principally engaged in the acquisition, exploration and development of oil and gas properties in Alberta. Historically the Corporation concentrated on conventional shallow gas properties as a basis for stable production. In recent years, the Corporation has broadened its strategy to take advantage of other more diverse energy opportunities which present themselves, including tight gas, light oil and natural gas storage.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim consolidated financial statements should be read in conjunction with the Corporation’s consolidated financial statements as at and for the year ended December 31, 2011 which were prepared in conformity with International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements of the Corporation were approved and authorized for issue by the Board of Directors on May 14, 2012.

b)	Immaterial corrections

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2011, the Corporation determined that two immaterial errors occurred in its previously issued consolidated financial statements for the year ended December 31, 2011.

The first immaterial error related to the Corporation not recording an accrual for the year ended December 31, 2011 on a short-term discretionary incentive plan for employees which was approved by the board of directors and paid in February 2012 prior to release of the annual financial statements. The Corporation determined that the cumulative impact of the immaterial error, was a increase to accounts payable and accrued liabilities of $2.9 million, general and administrative expense of $2.2 million, production and operating expense of $0.7 million, net loss and comprehensive loss of $2.9 million for the three months and the year ended December 31, 2011. Basic and diluted net loss per share increased by $0.02 for the three months and the year ended December 31, 2011.

The second immaterial error related to the Corporation incorrectly recording revenue and related expenses for oil production held in inventory at December 31, 2011. The Corporation determined that the cumulative impact of the immaterial error, was a decrease to accounts receivable of $1.4 million, oil and natural gas revenue of $1.6 million, royalties of $0.1 million, production and operating expenses of $0.1 million and an increase in net loss and comprehensive loss of $1.4 million for the three months and the year ended December 31, 2011. Basic and diluted net loss per share increased by $0.01 for the three months and the year ended December 31, 2011.

The Corporation has concluded that these adjustments were not material to the consolidated financial statements for the three months and year ended December 31, 2011 and reflected them as immaterial corrections of prior period comparative financial information in these condensed interim consolidated financial statements for the three months ended March 31, 2012.

c)	Basis of measurement

Theses condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial assets or liabilities measured at fair value through profit or loss and liabilities for cash-settled share based payment arrangements measured at fair value.

d)	Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Corporation and its subsidiaries.

e)	Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenue and expenses.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from estimates.

In preparation of these condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

f)	Significant accounting policies

The accounting policies applied by the Corporation in these condensed interim consolidated financial statements are the same as those applied by the Corporation in its consolidated financial statements as at and for the year ended December 31, 2011.

3.	ASSETS HELD FOR SALE

Assets and liabilities held for sale were as follows:

As at	March 31, 2012	December 31, 2011

Assets held for sale
Cash	756	–
Accounts receivable	1,136	–
Prepaid expenses and deposits	80	–
Derivatives	10,253	–
Exploration and evaluation (note 5)	–	4,836
Property, plant and equipment (note 4)	79,087	15,489
	91,312	20,325

Liabilities associated with assets held for sale
Accounts payable and accrued liabilities	438	–
Derivatives	14	–
Gas storage obligation	41,630	–
Deferred tax liability	4,264	–
Decommissioning obligations	2,898	4,843
	49,244	4,843

During the first quarter of 2012, the Corporation closed the dispositions of all assets and associated liabilities presented as held for sale as at December 31, 2011 for net cash proceeds of $23.9 million. The dispositions consisted of multiple non-core oil and natural gas properties located in the Corporation’s West Central and Other South Cash Generating Units. In addition, assets and associated liabilities are presented as held for sale as at March 31, 2012 which represents a disposal group consisting of 100 percent of the Corporation’s Warwick gas storage business (“WGSI”) assets and liabilities.

On April 25, 2012, the Corporation closed the disposition of a 90 percent interest in WGSI for total proceeds of $82.0 million excluding transaction costs. The Corporation has the option, exercisable within one year of closing, to repurchase up to a 30 percent additional ownership interest in WGSI at the same price as the initial sale plus adjustments. In addition, the Corporation will continue to provide management and operational services to WGSI for an annual fee, over an initial two-year term.

4.	PROPERTY, PLANT AND EQUIPMENT
	Oil and Gas Properties	Corporate Assets	Total

Cost

January 1, 2011	2,574,768	5,561	2,580,329
Additions	137,066	588	137,654
Transferred from exploration and evaluation	9,538	–	9,538
Acquisitions	7,098	–	7,098
Dispositions	(28,681)	–	(28,681)
Reclassification to assets held for sale (note 3)	(59,317)	–	(59,317)
December 31, 2011	2,640,472	6,149	2,646,621
Additions	28,636	119	28,755
Transferred from exploration and evaluation	903	–	903
Acquisitions	19	–	19
Dispositions	(97,127)	–	(97,127)
Reclassification to assets held for sale (note 3)	(83,879)	(83)	(83,962)
March 31, 2012	2,489,024	6,185	2,495,209

Accumulated depletion, depreciation and impairment losses

January 1, 2011	(1,716,963)	(3,901)	(1,720,864)
Depletion and depreciation	(115,139)	(911)	(116,050)
Impairment losses	(25,607)	–	(25,607)
Reclassification to assets held for sale (note 3)	43,828	–	43,828
December 31, 2011	(1,813,881)	(4,812)	(1,818,693)
Depletion and depreciation	(27,888)	(173)	(28,061)
Dispositions	30,071	–	30,071
Reclassification to assets held for sale (note 3)	4,840	35	4,875
March 31, 2012	(1,806,858)	(4,950)	(1,811,808)

Carrying amount

January 1, 2011	857,805	1,660	859,465
December 31, 2011	826,591	1,337	827,928
March 31, 2012	682,166	1,235	683,401

At March 31, 2012, property, plant and equipment included $4.9 million (December 31, 2011 – $4.5 million) of costs currently not subject to depletion and $23.8 million (December 31, 2011 – $23.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the three months ended March 31, 2012, the Corporation disposed of non-core oil and natural gas properties for net cash proceeds of $63.4 million (2011 – $8.5 million) and recorded losses on dispositions of $14.1 million (2011 – $5.0 million).

5.	EXPLORATION AND EVALUATION

Cost

January 1, 2011	107,474
Additions	25,787
Acquisitions	609
Dispositions	(4,532)
Transferred to property, plant and equipment	(9,538)
Non-cash exploration and evaluation expense	(8,201)
Reclassification to assets held for sale (note 3)	(4,836)
December 31, 2011	106,763
Additions	2,587
Acquisitions	679
Dispositions	(1,451)
Transferred to property, plant and equipment	(903)
Non-cash exploration and evaluation expense	(1,454)
March 31, 2012	106,221

During the three months ended March 31, 2012, $1.0 million (2011 – $2.6 million) in costs were charged directly to exploration and evaluation expense in net loss.

6.	BANK DEBT

The Corporation’s credit facility is with a syndicate of Canadian chartered banks. The revolving nature of the credit facility expires on April 30, 2013. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. On April 26, 2012, the Corporation completed its semi-annual review of the borrowing base with its lenders. The borrowing base was reduced from $171.0 million to $140.0 million, consisting of a demand loan of $125.0 million and a working capital facility of $15.0 million. The Corporation’s lenders have consented to the repayment of the 6.50% convertible unsecured subordinated debentures (“6.50% Convertible Debentures”) which mature on June 30, 2012 with the cash proceeds of the disposition of WGSI provided that after completing the repayment, a minimum amount of $25.0 million remains available under the credit facility. The next redetermination of the Corporation’s borrowing base is scheduled for October 31, 2012.

The Corporation has covenants that require twelve month trailing earnings before interest, taxes and depletion and depreciation to consolidated debt and consolidated senior debt to be less than 4:0 to 1:0 and 3:0 to 1:0, respectively. Consolidated debt is defined as the sum of the Corporation’s period end balance of the credit facility, senior notes and outstanding letters of credit (“consolidated debt”). Consolidated senior debt is defined as the sum of consolidated debt less the period end balance of the senior notes. The Corporation was in compliance with the lenders’ covenants at March 31, 2012. In addition to amounts outstanding under the credit facility, the Corporation has outstanding letters of credit in the amount of $7.7 million (December 31, 2011 – $7.7 million). Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the credit facility.

Advances under the credit facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a margin based on the Corporation’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate plus margin. The effective interest rate on outstanding amounts at March 31, 2012 was 5.4 percent (December 31, 2011 – 5.5 percent).

7.	NON-CASH WORKING CAPITAL INFORMATION

	For the three months ended March 31,
	2012	2011
Accounts receivable	5,763	(2,880)
Prepaid expenses and deposits	386	636
Accounts payable and accrued liabilities	(11,772)	2,546
Change in non-cash working capital (1)	(5,623)	302

The change in non-cash working capital has been allocated to the following activities:

	For the three months ended March 31,
	2012	2011
Operating	1,154	(5,363)
Financing	972	(2,399)
Investing	(7,749)	8,064
Change in non-cash working capital (1)	(5,623)	302
(1)	Change in non-cash working capital for the three months ended March 31, 2012 includes working capital balances reclassified to assets held for sale (note 3).

8.	FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and commodity price risk from its use of financial instruments. The Corporation’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2011.

a)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

In 2011, the Corporation initiated the process of disposing certain oil and gas assets in order to decrease its outstanding credit facility balance and to provide sufficient capital resources to settle the 6.50% Convertible Debentures. The Corporation may settle all or a portion of the outstanding 6.50% Convertible Debentures through the issuance of common shares by giving notice of such intent to debenture holders not more than 30 and not less than 15 days prior to June 30, 2012, however, the Corporation’s intent is to settle the 6.50% Convertible Debentures in cash. In order to facilitate the repayment of the 6.50% Convertible Debentures in cash, the Corporation has decreased its outstanding credit facility balance through proceeds on dispositions of non-core oil and gas assets for $63.4 million during the three months ended March 31, 2012 and the disposition on April 25, 2012 of 90 percent of the Corporation’s interest in WGSI for total proceeds of $82.0 million excluding transaction costs. In addition, the Corporation has continued to enter into financial and forward physical natural gas sales contracts to mitigate the Corporation’s exposure to future declines in cash flow from operating activities due to decreases in natural gas prices.

The Corporation anticipates that cash flows including cash flow from operating activities, proceeds from closed and potential future asset dispositions and available credit facilities will provide the required funds to discharge the Corporation’s obligations, carry out exploration and development programs and fund ongoing operations for the foreseeable future, including the cash settlement of the 6.50% Convertible Debentures on June 30, 2012.

The following are the contractual maturities of financial liabilities and associated interest payments as at March 31, 2012:

Contractual repayments of financial liabilities	Total	2012	2013	2014-2016	Thereafter
Accounts payable and accrued liabilities (1)	41,106	41,106	–	–	–
Derivative liability(1)	13,422	4,545	1,102	7,775	–
Long term bank debt – principal (2)	90,555	–	–	90,555	–
Senior notes – principal	150,000	–	–	–	150,000
Convertible debentures – principal (3)	234,897	74,925	–	159,972	–
Gas storage obligation (1)	41,630	–	–	41,630	–
Total	571,610	120,576	1,102	299,932	150,000
(1)	Includes balances reclassified to liabilities associated with assets held for sale (note 3).
(2)	The revolving feature of the credit facility expires on April 30, 2013 if not extended. Upon expiry of the revolving feature of the credit facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.
(3)	Assuming repayment of principal is not settled in common shares, at the option of the Corporation.

b)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed production, as outlined in the Corporation’s Hedging and Risk Management Policy (the “Policy”). For the remainder of 2012 the Policy has been amended to temporarily increase the maximum financial and forward physical gas sales contracts to 75 percent of the trailing quarter’s production including gas over bitumen deemed production.

As at March 31, 2012, the Corporation has variable priced physical natural gas sales contracts based on future market prices. These contracts are not classified as non-financial derivatives due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

Natural gas contracts

At March 31, 2012, the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	10,000	$2.85	April 2012 – October 2012
Physical	sold	25,000	$2.59	April 2012 – December 2012
Financial (1)	sold	30,000	$3.63	April 2012 – December 2012
Financial (2)	sold	15,250	$3.90	April 2012 – December 2012
Financial	sold	19,000	$2.60	April 2012 – December 2012
Financial	sold	25,000	$3.23	January 2013 – December 2013
(1)	These derivative transactions are part of paired transactions in which the proceeds from the sale of 2014 oil call options were used to fund the 2012 natural gas contract at the price indicated.

(2)	This derivative transaction is part of paired transaction in which the proceeds from the sale of a December 31, 2011 oil swaption were used to fund the 2012 natural gas contract at the price indicated.

At March 31, 2012, the Corporation had entered into financial forward gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	62,500	$(0.57)	April 2012 – October 2012
Financial	bought	(62,500)	$(0.61)	April 2012 – October 2012

Oil contracts

At March 31, 2012, the Corporation had entered into a financial and forward physical oil sales arrangement to fix the basis differential between the WTI and WCS trading hubs as follows. The price at which this contract settles is equal to the WTI index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Financial	sold	400	$(17.35)	April 2012 – December 2012
Financial	sold	500	$(28.75)	April 2012 – December 2012

At March 31, 2012 the Corporation had entered into the following costless collar oil sales arrangements:

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Call	sold	500	$89.00	April 2012 – December 2012
Put	bought	(500)	$80.00	April 2012 – December 2012
Call	sold	500	$91.00	April 2012 – December 2012
Put	bought	(500)	$82.00	April 2012 – December 2012
Call	sold	500	$97.00	April 2012 – December 2012
Put	bought	(500)	$85.00	April 2012 – December 2012
Call	sold	500	$109.25	April 2012 – December 2012
Put	bought	(500)	$90.00	April 2012 – December 2012

At March 31, 2012, the Corporation had entered into financial call option oil sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of oil at specified prices in the future periods. Any subsequent changes in the fair values of the call options are included in change in fair values of commodity derivatives in net loss.

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Financial	sold	1,000	$105.00	January 2013 – December 2013
Financial (1)	sold	1,000	$105.00	January 2014 – December 2014
Financial (1)	sold	1,000	$105.00	January 2014 – December 2014
(1)	These oil call options are part of paired transactions in which the proceeds from the sale of the call options were used to fund the 2012 natural gas contract price.

In 2011, the Corporation entered into a financial oil call swaption, whereby the Corporation’s counterparty has the right to exercise the call option on December 31, 2012 or it expires. If exercised, the Corporation will be entered into a forward oil sales arrangement for 1,000 bbls/d at a WTI price of US$95.00/bbls for a term of January 2013 – December 2013.

Power contracts

At March 31, 2012, the Corporation had entered into the following forward financial contracts to mitigate the risk associated with fluctuations in power prices:

Type of Contract	Perpetual Sold/Bought	Volume (MWh)	Price (CAD$/MWh)	Term
Financial	bought	(2,008.80)	$76.00	December 2012
Financial	bought	(6,480.00)	$76.00	January 2013 – March 2013

Foreign exchange contracts

At March 31, 2012, the Corporation had entered into the following $US forward sales arrangements to limit the Corporation’s exposure to the effects of strength in the Canadian dollar on natural gas prices.

Type of Contract	Perpetual Sold/Bought	Notional $USD/month	Exchange rate (CAD$/USD$)	Term
Financial	sold	$1,000,000	$1.0019	April 2012 – December 2012
Financial	sold	$1,000,000	$1.0085	April 2012 – December 2012
Financial	sold	$1,000,000	$1.0125	April 2012 – December 2012
Financial	sold	$2,000,000	$1.0535	April 2012 – December 2012

The following table reconciles the Corporation’s derivative assets and liabilities:

	Current	Non Current	Total
Balance, January 1, 2011	4,271	3,562	7,833
Unrealized gain on gas storage obligation derivative	–	4,117	4,117
Unrealized gain on natural gas and oil contracts	4,983	531	5,514
Unrealized loss financial oil call swaption	(4,242)	–	(4,242)
Unrealized loss on oil call options	–	(11,396)	(11,396)
Unrealized gain on power contracts	424	13	437
Unrealized gain on forward foreign exchange contracts	327	–	327
Balance, December 31, 2011	5,763	(3,173)	2,590
Unrealized gain on gas storage obligation derivative	2,576	–	2,576
Unrealized gain on financial natural gas and oil contracts	13,203	1,675	14,878
Unrealized gain on physical natural gas contracts	4,242	–	4,242
Unrealized loss financial oil call swaption	(831)	–	(831)
Unrealized gain (loss) on oil call options	(984)	668	(316)
Unrealized loss on power contracts	(604)	(15)	(619)
Unrealized gain on forward foreign exchange contracts	813	–	813
Gas storage derivative reclassified to assets held for sale (note 3)	7,677	(7,677)	–
Balance, March 31, 2012	31,855	(8,522)	23,333
…..
Assets(1)	36,400	355	36,755
Liabilities(1)	(4,545)	(8,877)	(13,422)
Balance, March 31, 2012	31,855	(8,522)	23,333
(1)	Includes balances reclassified to assets held for sale (note 3).

The following table reconciles the Corporation’s change in fair value of commodity derivatives:

	For the three months ended March 31,
	2012	2011
Realized gain on natural gas and oil contracts	5,160	1,000
Realized gain on forward foreign exchange contracts	370	–
Unrealized gain (loss) on natural gas and oil contracts	14,878	(441)
Unrealized loss financial oil call swaption	(831)	–
Unrealized gain (loss) on physical natural gas contracts	4,242	(3,668)
Unrealized loss on oil call options	(316)	–
Unrealized gain (loss) on power contracts	(619)	10
Unrealized gain on forward foreign exchange contracts	813	–
	23,697	(3,099)

Commodity and currency price sensitivity analysis

As at March 31, 2012, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, the fair value of commodity price derivatives and after tax net loss for the period would have changed by $9.9 million. Fair value sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at March 31, 2012.

9.	PER SHARE INFORMATION

For the three months ended March 31, 2012, basic per share amounts are calculated using the weighted average number of common shares outstanding of 146,976,905 (2011 – 148,293,375). In computing diluted per share amounts for the three months ended March 31, 2012, nil common shares were added to the basic weighted average number of common shares outstanding (2011 – nil) for the dilutive effect of share options, restricted rights and convertible debentures.